Exhibit 99.1

Hudson Capital to Change Name to Freight Technologies, Inc.

and Ticker to FRGT

HOUSTON, TX – May 26, 2022 (GLOBE NEWSWIRE) — Hudson Capital Inc. (NASDAQ: HUSN) will change its name to Freight Technologies, Inc. (Fr8Tech), its Nasdaq Capital Market exchange ticker symbol to FRGT, and its CUSIP to G51413105, effective May 27, 2022. The company will continue to do business under the wholly owned subsidiary’s commercial name Freight App, Inc. (Fr8App).

Javier Selgas, CEO of Fr8Tech, said, “As a hi-tech transportation logistics company 100% in North America, our new Freight Technologies moniker aptly creates a cohesive umbrella for all of our solutions. In 2022, we are gaining traction as evidenced by our record monthly sales in April, and our positive trend in loads carried this year. We are executing our growth strategy and look forward to delivering in 2022 and beyond.”

Fr8Tech Solutions Suite

The Fr8Tech platform leverages technology and artificial intelligence to provide its cloud-based solutions suite to automate the over the road transportation process, reducing human touch points and load booking time to minutes or instantaneously.

●	Fr8app is a B2B Marketplace powered by AI and Machine Learning that provides a real time broker portal for shippers to post loads for fulfillment by qualified carriers as well as for qualified carriers to find shipments fitting certain profiles, digitizing and automating all the process.
●	Fr8Radar provides shippers and carriers track-and-trace visibility in real time and all in one screen, providing locations via Fr8App’s mobile solution or through the integrations with other third-party GPS providers.
●	Fr8TMS provides a transportation management system used by shippers as a key logistics tool, to manage their freight and all the documents involved in the transaction such as invoices, customs documents, confirmation rates, proof of deliveries, etc....
●	Fr8FMS provides a fleet management system used by transportation companies and owner operators to manage their own fleet and help reduce their operational costs and provide a better service for their customers.
●	Fr8Data provides real-time dashboards and reports to shippers and carriers with detailed information, increasing their visibility and control and enabling them to make better business decisions.
●	Fr8Fleet provides private fleet management enabling large corporate shippers to purchase dedicated capacity secured by Fr8App’s customer service group to fulfill the shippers’ freight needs over a given period of time for a period of time, say a month, in exchange for a fixed fee. This is particularly helpful for shippers with less than truckload amounts or variable freight requirements.

About Freight Technologies Inc.

Freight Technologies (Fr8Tech, Nasdaq: FRGT) is a North American transportation logistics technology platform company focused on US-Mexico-Canada cross-border shipping. Its wholly owned subsidiary Freight App, Inc. (Fr8App) focuses on truckload freight, making shipping simple, transparent, and efficient. Fr8App uses its proprietary technology platform to connect carriers and shippers and significantly improve matching and operation efficiency via innovative technologies such as live pricing and real-time tracking, digital freight marketplace, broker, transportation management, fleet management, and committed capacity solutions. The company is headquartered in Houston, Texas. For more information, please visit fr8technologies.com

Forward Looking Statements

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Freight Technologies’ and Fr8App’s actual results may differ from their expectations, estimates, and projections and, consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions (or the negative versions of such words or expressions) are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, Freight Technologies’ and Fr8App’s expectations with respect to future performance and anticipated financial impacts of the acquisition.

These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from those discussed in the forward-looking statements. Most of these factors are outside Freight Technologies’ and Fr8App’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) the impact of COVID-19 pandemic on Fr8App’s business; (2) the inability to obtain or maintain the listing of Freight Technologies’ ordinary shares on Nasdaq; (3) the ability to recognize the anticipated benefits of the merger, which may be affected by, among other things, competition, the ability of Fr8App to grow and manage growth profitably, and retain its key employees; (4) costs related to the merger; (5) changes in applicable laws or regulations; (6) the possibility that Freight Technologies or Fr8App may be adversely affected by other economic, business, and/or competitive factors; (7) risks relating to the uncertainty of the projected financial information with respect to Fr8App; (8) risks related to the organic and inorganic growth of Fr8App’s business and the timing of expected business milestones; and (9) other risks and uncertainties identified, including those under “Risk Factors”, to be filed by in Freight Technologies’ other filings with the SEC. Freight Technologies cautions that the foregoing list of factors is not exclusive. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. Freight Technologies and Fr8App caution readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Freight Technologies and Fr8App do not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in their expectations or any change in events, conditions, or circumstances on which any such statement is based.

Fr8Tech Contact:

Kirsten Chapman, LHA Investor Relations, fr8tech@lhai.com, 415.433.3777